LEO Enterprises, Inc.

A Value Alignment Company

Subscription Agreement

1. Consultant agrees to:
- Keep Client informed with discussions, recommendations, and progress reports.
- Take the time to develop from facts a customized program
- Keep all information and discussion regarding the Client confidential
- Not to employ or to refer for employment any person now employed by the client
- Provide Client with a written "Commitment Matrix" and "Action Item" List each month to keep a clear course of objectives
- Weekly conference call with Client to implement and validate plan of action

2. Client agrees:
- That all work and documentation provided by L.E.O. Enterprises is copyrighted and for the sole purpose of use within the Client's business and may not be reproduced without the written consent of L.E.O. Enterprises
- Weekly conference all with Consultant to implement and validate plan of action.
- Implementing "action Items" and signing off on "Commitment Matrix"
- To the following enrollment plan: A0 $5,000.00 Monthly retainer beginning July 1, 2003 ending upon client determination. The Client chooses monthly module determined by both parties one month in advance
- 100% of that payment is due on the 1st of each month and presentation of Invoice
- To pay for all expenses for services rendered which may include: air travel, car rental, hotel, food, and any printing charges. Expense check is due opon presentation of Expense Statement.
- That client may terminate the services of L.E.O. Enterprises at the close of any business day with written declaration prior to course and payment in full for services to date.
- Provide suitable working space for Staff of L.E.O. Enterprises due to the confidential nature of our work.

3. Achievements realized from the services of L.E.O. Enterprises depend upon many factors including cooperation and follow-through of Client's staff. Since these factors are not in the controls of L.E.O. Enterprises, it is understood that no warranty as to the results of our work will apply.

4. This agreement will be reviewed after 90 days to determine if agreement is win/win for both parties

Name of Company – Valde Connections, Inc.
Authorized By –Stephen W. Carnes
Signature – Stephen W. Carnes
L.E.O. Enterprises – Michelle Payne
Date – July 1, 2003